EXHIBIT 99

**Network Equipment Technologies, Inc. Announces
Results for Q2 FY2006**
*Company outlines broadband strategy to address emerging high speed requirements for
Federal Government*

Fremont, CA, **October 19, 2005** — N.E.T. (NYSE: NWK) today reported its results for the second quarter of fiscal 2006, ended September 30, 2005.

Total revenue was $21.6 million, compared to $18.4 million for the first quarter, an increase of 17.8 percent, and $31.6 million for the second quarter of fiscal 2005, a decrease of 31.5 percent.

Product revenue was $18.1 million, compared to $14.7 million for the first quarter, an increase of 23.3 percent, and $27.5 million for the second quarter of last year, a decrease of 33.9 percent.

The Company reported a **net loss** of $5.7 million, or $0.23 per share, compared to a net loss of $5.1 million, or $0.21 per share, for the first quarter of fiscal 2006, and net income of $1.4 million, or $0.06 per share, for the second quarter of last year.

Total revenue for the six-month period ended September 30, 2005 was $40.0 million, compared to $60.7 million for the same period of fiscal 2005. **Net loss for the six-month period** ended September 30, 2005 was $10.8 million, or $0.44 per share, compared to net income of $561,000, or $0.02 per diluted share, for the same period of fiscal 2005.

During the second quarter, the Company incurred charges of $2.0 million for restructuring its business and for severance costs associated with its former CEO. Also during the quarter, the Company completed the outsourcing of its manufacturing operations and largely vacated its manufacturing facility, though the Company did not take an anticipated charge to write off the facility. The Company continues to use a portion of the facility and believes that the facility may be of future use, depending on the Company's long-term strategic direction. The tax benefit in the second quarter of fiscal year 2006 was primarily comprised of an $895,000 reversal of an estimated reserve for foreign income taxes as a result of final resolution of a tax matter in a foreign jurisdiction.

The company repurchased 400,000 shares of its common stock during the quarter, bringing the total repurchase to date to 737,000 shares.

C. Nicholas Keating, president and CEO of N.E.T., commented, "We have key opportunities before us directly related to our strongest customer base, the Federal government. In the past 90 days, as we've assessed our strengths and capabilities, it is clear that we need to, and are able to, address the emerging high-speed requirements for this important customer. As our announcement today with Bay Microsystems indicates, we will advance our current product offerings for government. Among other opportunities, we plan to provide a secure access solution for the Global Information Grid, or GIG, network."

"Further," continued Keating, "our relationship with Bay Microsystems provides us with an excellent future platform to provide broadband beyond the government market to augment our VoIP strategy.

"Our joint development partnership with Bay is an important indication of the way forward for N.E.T., whereby we will bring together best of breed capabilities and partners to deliver products and solutions to the market more rapidly," concluded the recently-appointed CEO.

Highlights:
- Established joint development strategy with Bay Microsystems to produce new high-speed, secure broadband solutions for government and other customers.
- US Marine Corps Transition Switch Module (TSM) contract awarded to EDO Corporation requiring approximately 200 Promina platforms at an anticipated revenue of $25 million over five years. The company expects to take its first revenue by the end of the Company's fiscal year, with a ramp in the next fiscal year.
- Successfully completed pseudowire emulation testing at DISA for Promina BBS platform for small sites where IP and ATM requirements can be serviced from a single switch. The company shipped approximately $2.0 million of BBS

equipment to DISA and the Defense Satellite Communications System (DSCS) and other Defense customers for Promina aggregation during the quarter. Further testing and evaluation has been recommended by DISA Europe.

- The company's Promina and SHOUT equipment was used to support FEMA, at the highest levels of the DoD, and by various U.S. services, including the Navy, the Army, the National Guard and the Marines, to support the Hurricanes Katrina and Rita response effort.

- Saw first shipments of Whisper, a mobile, secure VoIP gateway built on SHOUT technology, by D-Tech to multiple branches of the Federal government and military.

- Strengthened marketing and sales teams with the appointments of Talbot Harty to dual role of VP of Marketing and Chief Technology Officer, and Michael Shephard as General Manager of EMEA.

Conference Call

Management will discuss the quarter's results in a conference call beginning today at 2:00 p.m. PDT. The toll-free number to participate in the conference is 800-603-9684, conference name "Network Equipment Technologies." Additionally, the conference is being webcast live from the company's website, http://ir.net.com. Slides that accompany the prepared discussion will also be available on the website. Participants are advised to log in early to the website to download slides and media plug-ins, if needed, and perform webcast system compatibility tests. Live Q&A at the conclusion of prepared remarks will be conducted from the conference call only.

About N.E.T.

Network Equipment Technologies, Inc. is a leading provider of networking equipment that enables its customers to adapt to a broadband future. An architect of the networking industry, N.E.T. has been supplying service providers, governments and enterprises around the world with bulletproof networking technology for more than 20 years. Visit www.net.com – the first address in networking.

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Promina and SHOUT are trademarks of Network Equipment Technologies, Inc.

<u>Forward looking statements</u>

This press release contains forward-looking statements relating to customer opportunities, product development, strategic alliances, anticipated customer activities, and product shipments within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that such statements are based on current expectations, forecasts and assumptions that involve risks and uncertainty that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that could affect such results include the volume and timing of orders and revenue, our partner relations, the ability to recognize revenue within a particular quarter for shipments made in the quarter, our ability to commercialize new products and product enhancements, the degree to which trial activity results in product sales, and changes in the mix of products we sell and the potential reductions in margin as a result, as well as the factors identified in Network Equipment Technologies' Annual Report on Form 10-K for the year ended March 25, 2005. Network Equipment Technologies disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)
(unaudited)

	Quarter Ended		Six Months Ended	
	Sep 30, 2005	Sep 24, 2004	Sep 30, 2005	Sep 24, 2004
Revenue:				
Product	$ 18,138	$ 27,461	$ 32,852	$ 51,854
Service and other	3,497	4,135	7,156	8,839
Total revenue	21,635	31,596	40,008	60,693
Costs of sales:				
Cost of product revenue	8,097	10,120	14,241	19,190
Cost of service and other revenue	3,087	4,317	6,340	8,330
Total cost of sales	11,184	14,437	20,581	27,520
Gross margin	10,451	17,159	19,427	33,173
Operating expenses:				
Sales and marketing	6,515	6,816	13,166	14,551
Research and development	6,049	7,088	11,771	13,941
General and administrative	2,758	2,442	4,987	5,109
Restructuring and other costs (benefit)	1,981	(103)	1,915	1,271
Total operating expenses	17,303	16,243	31,839	34,872
Income (loss) from operations	(6,852)	916	(12,412)	(1,699)
Other income (expense), net	33	(26)	58	1,343
Interest income (expense), net	207	(99)	350	(203)
Income (loss) before taxes	(6,612)	791	(12,004)	(559)
Income tax benefit	(890)	(599)	(1,181)	(1,120)
Net income (loss)	$ (5,722)	$ 1,390	$ (10,823)	$ 561
Per share data:				
Net income (loss):				
Basic	$ (0.23)	$ 0.06	$ (0.44)	$ 0.02
Diluted	$ (0.23)	$ 0.06	$ (0.44)	$ 0.02
Common and common equivalent shares:				
Basic	24,624	24,343	24,742	24,286
Diluted	24,624	25,070	24,742	24,650

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	Sep 30, 2005		Mar 25, 2005	
Assets				
Cash and investments	$	94,648	$	108,011
Accounts receivable, net		15,208		15,725
Inventories		14,012		13,274
Prepaid expenses and other assets		3,641		2,525
Total current assets		127,509		139,535
Property and equipment, net		23,312		26,318
Other assets		1,951		2,623
	$	152,772	$	168,476
Liabilities and Stockholders' Equity				
Accounts payable	$	6,777	$	8,602
Other current liabilities		12,785		13,688
Total current liabilities		19,562		22,290
Long term liabilities		915		869
7 1/4% convertible subordinated debentures		24,706		24,706
Stockholders' equity		107,589		120,611
	$	152,772	$	168,476